20004258

Securities and Exchange Commission
Trading and Markets

FEB 12 2020

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8- 69497

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Riverstone Capital Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

712 Fifth Avenue, 19th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gilman (561) 771-0036
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

200 Jefferson Park, Suite 400	Whippany	NJ	07981-1070
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public
- [ ] Accountant Public
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Kenneth M. Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Riverstone Capital Services LLC, as December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CLAUDIA MARIA
Notary Public - State of New York
No. 01MA6308949
Qualified in Nassau County
My Commission Expires Aug. 4, 2022

Notary Public

Signature

Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Riverstone Capital Services LLC
(A wholly owned subsidiary of Riverstone Equity Partners LP)
Index
December 31, 2019

Page(s)

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Riverstone Capital Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Riverstone Capital Services LLC (the "Company"), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2016.

January 31, 2020

Riverstone Capital Services LLC
(A wholly owned subsidiary of Riverstone Equity Partners LP)

Statement of Financial Condition
December 31, 2019

Assets		
Cash and cash equivalents	$	749,170
Fees receivable		1,300,000
Prepaid expenses and other		33,524
Total assets	**$**	**2,082,694**
Liabilities and member's equity		
Accounts payable and accrued expenses	$	43,662
Total liabilities		**43,662**
Commitments and contingencies (see Note 5)		
Member's equity		2,039,032
Total liabilities and member's equity	**$**	**2,082,694**

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Riverstone Capital Services LLC (the "Company"), a wholly owned subsidiary of Riverstone Equity Partners LP (the "Parent"), is a limited liability company and was formed under the laws of Delaware on April 14, 2014. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company acts primarily as a broker or dealer selling private placements of securities and performing advisory services for both related entities and third parties. Additionally, the Company acts as an underwriter and investment banker.

2. Summary of Significant Accounting Policies

Basis of presentation

This financial statement is prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Use of Estimates

The preparation of the financial statement in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies, if any, at the date of the financial statement. Actual results could differ from those estimates, and such differences could be material to the financial statements.

Contract Assets and Liabilities

The Company had no contract assets or liabilities as of January 1, 2019 or as of December 31, 2019.

Fees Receivable

The Company considers amounts receivable from portfolio companies to be fully collectible. Accordingly, no allowance for doubtful accounts was established. If accounts become uncollectible, they will be expensed when that determination is made. The Company had outstanding fees receivables of $0 and $1,300,000, related to revenue from contracts with customers, as of January 1, 2019 and as of December 31, 2019, respectively.

Cash and cash equivalents

The Company considers all investments in money market funds to be cash equivalents.

Financial instruments not measured at fair value

Certain of the Company's assets and liabilities are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature.

2. Summary of Significant Accounting Policies (continued)

Income taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal, state or local income taxes.

At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense.

In the normal course of business, the Parent is subject to examination by federal, state and local income tax regulators.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution which, at times, may exceed the Federal Depository insurance coverage of $250,000. At December 31, 2019, the Company had not experienced losses on this account, and management believes the Company is not exposed to significant risks on such account.

3. Fair Value Measurements

At December 31, 2019, the carrying amount of the Company's investment in a money market mutual fund of $749,170 approximates fair value, and this is included in cash and cash equivalents in the accompanying statement of financial condition.

4. Transactions with Related Parties

Based on its liquidity at any given time, the Company's ability to meet regulatory capital requirements may be dependent on its access to funding from the Parent.

Effective May 11, 2015, the Company entered into an expense sharing agreement with the Parent (the "Expense Sharing Agreement"). The Expense Sharing Agreement stipulates that the Parent will provide to the Company payroll, pension, and employee benefit administrative services for the Company's associated persons and office and administrative services (including occupancy) for the Company to operate its business.

The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate the Parent for any or all costs that the Parent has paid on behalf of the Company.

The Company provides fundraising services, without charge, to private equity funds whose investment advisor is an affiliate of the Company.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

5. Contingencies

In the ordinary course of its business, the Company may enter into contracts or agreements that contain indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. Management believes that the likelihood of such an event is remote.

6. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $690,525, which exceeded the required net capital of $100,000 by $590,525. The Company's ratio of aggregate indebtedness to net capital was .0632:1.

The Company does not hold customers' cash or securities and, therefore, had no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934, throughout the year ended December 31, 2019.

7. Subsequent events

The Company made a distribution to the Parent of $1,500,000 subsequent to year-end.

The Company has evaluated subsequent events through the date the financial statement was available to be issued and determined that no additional disclosure is required.